Exhibit 99.2

Have questions about this notice? Call the Number below or scan the QR code to find out more Toll Free – 1-877-982-8767 International – 514-982-7555 service@computershare.com www.computershare.com/noticeandaccess Notice of Availability of Annual Shareholder Meeting Materials for The Bank of Nova Scotia Meeting Date and Location: When: Tuesday, April 13, 2021 Where: Virtual Meeting 9:00 a.m. (Eastern) https://web.lumiagm.com/422842781 As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using “notice and access” to deliver the management proxy circular (Circular) for our annual meeting of shareholders (Meeting) to both our registered and non-registered (beneficial) shareholders. This means that the Circular will be posted online for you to access instead of receiving a paper copy in the mail. Also as permitted under securities laws, we are also using “notice and access” to deliver our 2020 annual report (Annual Report) to beneficial shareholders. This means that the Annual Report will be posted online for you to access instead of receiving a paper copy in the mail. Notice and access gives shareholders more choice, allows for faster access to the Circular and the Annual Report, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. Registered shareholders and beneficial shareholders who have previously provided standing instructions to receive a paper copy of the Circular or the Annual Report, will receive those, as applicable. You will find enclosed with this notice a form of proxy if you are a registered shareholder or a voting instruction form if you are a beneficial shareholder so that you can vote your shares (see “Voting” below). This notice presents only an overview of the more complete meeting materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Circular and other meeting materials before voting. The Circular, the Annual Report and other relevant materials are available at: www.envisionreports.com/scotiabank2021 OR www.sedar.com OR www.sec.gov Notice of Meeting The following items of business to be brought before the Meeting are described in the “Business of the meeting” section of the Circular and other applicable sections listed below: 1. Receive our consolidated financial statements for the year ended October 31, 2020 and the auditors’ report on the statements – “Business of the meeting” in Section 1 of the Circular and the Annual Report 2. Elect directors – “Business of the meeting” and “About the nominated directors” in Section 1 of the Circular 3. Appoint auditors – “Business of the meeting” in Section 1 of the Circular 4. Vote on an advisory resolution on our approach to executive compensation – “Business of the meeting” in Section 1 and “Executive Compensation” in Section 3 of the Circular 5. Vote on the shareholder proposals – “Business of the meeting” and “Shareholder proposals” in Section 1 of the Circular 6. Consider any other business that may properly come before the Meeting 01OLIV

Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you may vote using the methods reflected on your enclosed form of proxy or voting instruction form for receipt by 9:00 a.m. (Eastern) on April 12, 2021. You may also vote by attending the virtual Meeting or appointing a proxyholder to represent you at the Meeting to vote. Please refer to your form of proxy or voting instruction form for instructions on how to vote at the Meeting, as well as “Information about voting” in Section 1 of the Circular. PLEASE VIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING How to Obtain Paper Copies of the Proxy Materials If you would like to receive a paper copy of the Circular or the Annual Report by mail, you must request one. There is no charge to you for requesting paper copies of the current meeting materials by mail for a period of one year from the date the Circular was filed on SEDAR. Requests for paper copies may be made using your Control Number as it appears on your enclosed form of proxy or voting instruction form. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than March 30, 2021. If you do request a paper copy of the materials, please note that another form of proxy or voting instruction form will not be sent, so please retain your current one for voting purposes. Employee Share Plans (15 digit control number) To request paper copies of the Circular or the Annual Report before the Meeting, call Toll Free, within North America 1-866-962-0489 or direct, from outside North America 514-982-8716 and enter your control number as indicated on your voting instruction form. Note: If your voting instruction form does NOT contain a control number, call Toll Free, within North America 1-877-982-8767 or direct, from outside North America 514-982-7555 or e-mail service@computershare.com. The Circular or the Annual Report will be sent to you within three business days of receiving your request. To obtain paper copies of the Circular or the Annual Report after the Meeting, call Toll Free, within North America 1-866-964-0492 or direct, from outside North America 514-982-8714 or e-mail service@computershare.com. The Circular or the Annual Report will be sent to you within 10 calendar days of receiving your request. Beneficial Shareholders (16 digit control number) To request paper copies of the Circular or the Annual Report before the Meeting, go to www.proxyvote.com or call Toll Free, within North America 1-877-907-7643 or direct, from outside North America 303-562-9305 English and 303-562-9306 French and enter your control number as indicated on your voting instruction form. The Circular or the Annual Report will be sent to you within three business days of receiving your request. To obtain paper copies of the Circular or the Annual Report after the Meeting, please call Toll Free, within North America 1-877-907-7643, or direct from outside of North America 303-562-9305 English and 303-562-9306 French. The Circular or the Annual Report will be sent to you within 10 calendar days of receiving your request. Beneficial shareholders who have previously provided standing instructions indicating that they wish to receive paper copies of the Circular or the Annual Report may revoke their instructions by contacting their intermediary. Registered Shareholders (15 digit control number) To request paper copies of the Circular before the Meeting, call Toll Free, within North America 1-866-962-0489 or direct, from outside North America 514-982-8716 and enter your control number as indicated on your form of proxy. The Circular will be sent to you within three business days of receiving your request. To obtain paper copies of the Circular after the Meeting, call Toll Free, within North America 1-866-964-0492 or direct, from outside North America 514-982-8714 or e-mail service@computershare.com. The Circular will be sent to you within 10 calendar days of receiving your request. Registered shareholders who have previously provided standing instructions indicating that they wish to receive paper copies of the Circular or Annual Report may revoke their instructions by calling Toll Free, within North America 1-877-982-8767 or direct, from outside North America 514-982-7555 or e-mail service@computershare.com. 01OLJG